August 6, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	HF Financial Corp., Rule 477 Application for Withdrawal, Registration Statement on Form S-3 (File No. 333-156400) initially filed on December 22, 2008

Ladies and Gentlemen:

On December 22, 2008, HF Financial Corp., a company organized under the laws of the State of Delaware (the “Company”), filed Registration Statement No. 333-156400 on Form S-3 (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby applies for the withdrawal of the Registration Statement and requests that the Commission consent thereto.  The Company confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein and no preliminary prospectus contained in the Registration Statement has been distributed.

The Registration Statement was filed in connection with the potential resale of 25,000 shares of the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the “Preferred Stock”), par value $0.01 per share, a warrant (the “Warrant”) to purchase 302,419 shares of our common stock, par value $0.01 per share (the “Common Stock”), and any shares of Common Stock issuable upon the exercise of the Warrant, previously issued to the United States Department of the Treasury (the “Treasury”).  On June 3, 2009, the Company entered into a Repurchase Letter Agreement with the Treasury pursuant to which it completed the repurchase of the Preferred Stock from the Treasury.  On June 30, 2009, the Company entered into a Warrant Repurchase Letter Agreement with the Treasury pursuant to which it repurchased the Warrant from the Treasury.

The grounds upon which the Company is making this application for withdrawal are that the Company has repurchased the Preferred Stock and the Warrant from the Treasury and subsequently cancelled the Preferred Stock and the Warrant.

The Company requests, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in accordance with the filing of the Registration Statement be credited for future use.

Please provide Joseph T. Kinning of Fulbright & Jaworski L.L.P., our outside counsel, a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available.  Mr. Kinning’s facsimile number is (612) 321-2288.  If you have any questions regarding this application for withdrawal, please call Mr. Kinning at (612) 321-2254.

HF Financial Corp.

By:	/s/ Curtis L. Hage
Curtis L. Hage
Chairman, President and Chief Executive Officer